Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “2010 Corporate Social Responsibility Report” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
28 March 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.

China Southern Airlines Company Limited
Corporate Social Responsibility Report 2010

The Board of Directors, and all members of the Board, hereby acknowledge and warrant that this report contains no false representations, misleading statements or material omissions, and shall be jointly and liable for authenticity, accuracy and completeness of the contents.

Table of Contents

1.	ABOUT THIS REPORT		1
2.	MESSAGE FROM THE CHAIRMAN		2
3.	CORPORATE OVERVIEW		3
	3.1	CORPORATE PROFILE	4
	3.2	CORPORATE CULTURE	5
4.	CORPORATE GOVERNANCE		7
5.	CSR SYSTEM		9
	5.1	CSR STRATEGY	9
	5.2	ANNUAL CSR PLAN	9
	5.3	STAKEHOLDER COMMUNICATION	9
	5.4	RISK AND OPPORTUNITY	10
6.	STRATEGIC TRANSFORMATION AND INTERNATIONALIZATION OF THE COMPANY		11
7.	ECONOMIC RESPONSIBILITY		14
8.	ENVIRONMENTAL RESPONSIBILITY		15
	8.1	ENERGY CONSUMPTION MANAGEMENT	16
	8.2	GREEN FLIGHT	16
	8.3	ACTIONS TAKEN ON THE GROUND	19
	8.4	ENVIRONMENTAL INITIATIVES	19
9.	FLIGHT HEALTH AND SAFETY		21
	9.1	HEALTH AND SAFETY PERFORMANCE	21
	9.2	INNOVATIVE SAFETY MANAGEMENT SYSTEM	22
	9.3	RISK MANAGEMENT AT INTERNATIONAL STANDARD	22
	9.4	PASSENGER HEALTH AND SAFETY	23
10.	CUSTOMER SERVICES		25
	10.1	AIR SERVICES
	10.2	GROUND HANDLING SERVICES
	10.3	TRANSFER SERVICES
	10.4	HIGH PRAISE
11.	PROMOTING OUR EMPLOYEES		27
	11.1	EMPLOYEES TRAINING	28
	11.2	OCCUPATIONAL HEALTH AND SAFETY	28
	11.3	WELFARE AND CARING	28
	11.4	EMPLOYEE CAREER DEVELOPMENT	29
	11.5	WORK-LIFE BALANCE	29
12.	SUPPORTING OUR COMMUNITY		31
	12.1	ASIAN GAMES AND ASIAN PARA GAMES 2010	31
	12.2	COMMUNITY DEVELOPMENT	32
	12.3	EMPLOYEE VOLUNTEERING	33
	12.4	NATURAL DISASTER RELIEF	34
13.	THE FUTURE		35
14.	THIRD-PARTY ASSURANCE		35
15.	GRI INDEX		38

1.  About this Report

This is the fourth sustainability report of China Southern Airlines Company Limited (China Southern Airlines or CSN), and is part of an ongoing and annual commitment to being a socially responsible, transparent and accountable company. In this report we have included more information of interest to our stakeholders and provide more relevant information and data.

We have been guided by the Guidelines for National Enterprises on Fulfilling Corporate Social Responsibility (released by the State-owned Assets Supervision and Administration Commission of the State Council), Guidelines for Companies listed on the Shanghai Stock Exchange on Releasing Sustainability Information (released by Shanghai Stock Exchange) , and CSN’s internal CSR management system on collecting and analyzing data.

We have tracked our performance in key areas using the Global Reporting Initiative (GRI)’s G3 guidelines, and this report has been independently verified by Bureau Veritas. Our target for subsequent reports is to improve this grade by providing more information, setting more targets, and engaging with stakeholders more comprehensively.

Scope of Report: This report covers operations directly managed by CSN. We have not included data for our 100% owned subsidiaries.

We cover major economic, social and environmental impacts for the calendar year 2010 (January 1st, 2010 to December 31st, 2010), and list targets for CSN for 2011. In future years, we will broaden the list of our impacts.

This report covers key issues as identified and recognized by stakeholders in the aviation industry globally, and is guided by a comparison of best practice CSR reporting by other leading airlines.

The report is freely available at our website: http://www.csair.com

2.  Message from the Chairman

Environmental Care and Community Development

2010 was a key year of strategic transformation for China Southern Airlines, and progress has been made in terms of our management and service. We became the third largest airline in the world, and the largest in Asia, and evolved from a local Chinese aviation company to an international one. This year we carried 76.46 million passengers and contributed more than RMB 6.12 billion in taxes and other fees, from an annual profit of RMB5.805 billion. We had another accident free year, and we sought to ensure the best quality service in the air.

Our customers are starting to ask for “more caring services”, and we responded by becoming more detail oriented, paid more attention to customer needs, and were more caring. We continued with our Green Flights, and implemented a strategic shift with the formation of new hubs in Guangzhou, Beijing, Urumqi, and Chongqing. The establishment of the hub in Urumqi is a demonstration of CSN’s commitment to supporting the development agenda of the People’s Republic of China, and an essential contribution to attaining the development goals of the Eleventh Five-Year Plan of the People’s Republic of China

2010 was also the year of the 16th Asian Games, the largest and most successful one that ever held. This year they were hosted in Guangzhou, the location of our headquarters, and CSN played a pivotal role in their success as the official airline partner.

However, as an aviation company, we faced a number of challenges during the year in spite of the beginning of the economic recovery. The dramatic increase in flights numbers meant a corresponding increase in other services and systems to ensure passenger satisfaction and safety. We experienced increased uncontrollable external flight limits, and more flight incidents from other domestic and international airlines. 2010 was again a year rocked by various natural disasters (such as volcanic explosions, droughts, earthquakes and typhoons). It is still an uncertain time for the industry.

With leadership came more responsibility, even though being big doesn’t mean strong. The company realized that good management was more important than ever to weather uncertainty. It also became increasingly clear that future competition between companies will not just be on financial performance but on how they manage responsibility.

In 2011, CSN will continue its commitment to developing more initiatives aimed at fulfilling its social responsibility and playing a role in sustainable development under the Twelfth Five-Year Plan of the People’s Republic of China.  We will provide customers with better service, communicate with stakeholders more effectively, improve our financial and CSR performance, and contribute more to local economic and social development.

Si Xianmin
Chairman, China Southern Airlines Company Limited

3. Corporate Overview

China Southern Airlines is the main air transportation business of China Southern Airlines Company Limited, headquartered in Guangzhou and founded in 1995. CSN was listed on both the Hong Kong Stock Exchange and New York Stock Exchange in 1997, then went on to list on the Shanghai Stock Exchange in 2003.

In China, CSN has 15 branches and five holding subsidiaries (located in Xiamen, Shantou, Guizhou, Zhuhai and Chongqian). Base stations have also been established in Shanghai and Xian. 22 domestic sales and ticket offices are located in cities such as Chengdu, Hangzhou and Nanjing, while 52 international offices are located as far afield as Singapore, Tokyo, Bangkok, Paris and Los Angeles.

China Southern Airlines operates 422 modern aircraft. These include airplanes from Boeing (777, 747, 757 and 737 models) and Airbus (A330, 321, 320, 319 and 300 models). We fly to 898 destinations in 169 countries and regions. Our most extensive network is of course in China, with hubs in Guangzhou, Beijing, Urumqi, and Chongqing enabling us to cover the entire country. Beyond this, we service the rest of Asia, Europe, America, Australia and Africa. This network is further extended with our SkyTeam membership, which allows us to connect with a vast array of destinations globally.

Basic Information on China Southern Airlines
Name	China Southern Airlines Company Limited
Time of Establishment	March, 1995
Chairman	Si Xianmin
Main Business	Scheduled and non-scheduled domestic, regional and international air services for passengers, cargo, mail and luggage transportation
Address of Headquarter	278 Jichang Road, Guangzhou (510406)
Website	www.csair.com

China Southern Airlines Fleet in 2010
	Aircraft Type	Quantity
Passenger	B777A	4
	B777B	6
	B757-200	25
	B737-300	25
	B737-700	47
	B737-800	94
	A300-600	3
	A319	44
	A320	69
	A321	57
	A330-200	9
	A330-300	8
	MD-90	12
	ERJ-145	6
	ATR-72	5
Freighter	A300-600F	1
	B777F	5
	B747-400F	2
合计

		422
* Data current to December 31st, 2010

[ Air Routes Map]

3.1 Corporate Profile

In 2010, China Southern Airlines continued to grow and became the third largest airline in the world, and the largest in Asia in terms of total passenger volume. It has been ranked the top airline in China for 32 consecutive years. Being the only airline in Asia ranked in the global top five passenger carriers and the only Chinese airline ranked in the global top 10 passenger carriers for six consecutive years, CSN has become a leading service provider in the global aviation industry.

 Transportation Number for 2010
Type	Number	Increase over 2009
Passengers Carried	76.46 million	15.36%
Cargo Carried (tonnes)	1.12 million	29. 6%
Total Turnover(tonne kilometers)	13.10 billion	30.17%

We are particularly proud of an unbroken 1.18 million hours of accident-free flying. By the end of 2010, CSN had achieved an accumulated 7.71 million hours of safe flight records, ensured in-flight security for 198months in succession and safely transported more than 600 million passengers.

CSN was the recipient of a number of awards in 2010. The following are a selection:

•	“Four-Star Airline” from Skytrax
•	“Top 50 Company with High Brand Value in China” from Millward Brown Optimor
•	“Best Contributor on Energy-Saving in China 2010”, from the 5th ICCIE (International Cultural & Creative Industry Expo) in Beijing (CSN was the only transportation company honored)
•	“Excellent Enterprise on CSR Performance in China 2010” from China Business Network
•	“Best Airlines” from Monitor, Bangladesh
•	“Excellent Contributor on Improving Life Quality” for CSN premium economy from New Weekly
•	“Leading Low Carbon Enterprise in Southern China” from Southern Weekend
•	“The Favorite Domestic Airlines for Chinese Family 2010”, from Global Times
•	“Excellent Enterprise in Corporation Management”, from Harvard Business Review, China
•	“Airline with the Best Business Class”, from TTC China (for the fifth time)

3.2 Corporate Culture

 “Culture is unique value that integrates our advantages, like performance on safety, service and profit, into the core-comparativeness that keeps our comparative advantages sustainable.”

Li Wenxin, Board member of China Southern Airlines

Vision and Mission:
Be the airline of “first choice” for our customers and employees

Based on the wisdom and values shared by CSN staff, the core value—CSAIR-- was developed in 2009.
In order to further communicate these values within CSN, we held 2,117 promotional activities by the end of 2010 for all staff.
In 2011, CSN will continue to strengthen the work on educating, sharing and promoting the core values throughout CSN, which supports CSN’s strategic transformation and sustainable development.

4. Corporate Governance

CSN has a strong system of corporate governance in place that complies with the rules and regulations in each of the three stock exchanges where it is listed (Hong Kong, New York and Shanghai).

The company’s corporate governance policies have been formulated on the basis of regulations in the three listing jurisdictions, and are detailed in various documents such as our Articles of Association, and so on. Our internal controls meet all standards; as  spelled out in legislation such as the Sarbanes-Oxley Act in the US.

Our Board of Directors (see accompanying list) oversees responsibilities for the company’s operations and its members report directly to shareholders at CSN’s General Shareholders Meeting.

[LIST OF BOD]

1.	Board of Directors: 11 board members with one chairman.
Chairman: Si Xianmin
Non-executive Directors: Si Xianmin ，Li Wenxin, Wang Quanhua
Executive Directors: Tan Wangeng, Zhang Zifang, Xu Jiebo, Chen Zhenyou
Independent Non-executive Directors: Gong Huazhang, Lam Kwong Yu, Wei Jincai, Ning Xiangdong.

Board of directors oversees the following governance committees:
(1)	Strategic Decision-making Committee
Responsible for making CSN’s long-term strategies and key investments
Director: Tan Wangeng
Committee members:   Si Xianmin, Tan Wangeng, Xu Jiebo, Lam Kwong Yu, Wei Jincai

(2)	Audit Committee
Responsible for inviting external auditing companies and/or organizations, monitoring the internal audits policies and practices, facilitating the communication between internal and external auditors, auditing and communicating the corporate financial information and auditing the management policies
Director: Gong Huazhang
Committee members: Gong Huazhang ，Wei Jincai, Ning Xiangdong

(3)	Remuneration and Assessment Committee
Responsible for making and adjusting the remuneration and appraisal policies for top management
Director: Ning Xiangdong
Committee members: Wang Quanhua, Gong Huazhang, Ning xiangdong

(4)	Nomination Committee
Responsible for setting the requirements and selecting procedures for top management
Director: Si Xianmin
Committee members: Si Xianmin, Gong Huazhang, Wei Jincai

2.	Supervisory Committee
Chairman: Pan Fu
Members: Pan Fu， Li Jiashi, Zhang Wei, Yang Yihua, Liang Zhonggao

The Board of Directors also has responsibility over a number of specialized committees. The most relevant to corporate governance are the Audit Committee, the Remuneration and Assessment Committee, and the Nomination Committee. In each of these three committees, more than half of the members are independent non-executive directors (the Audit Committee is composed entirely of non-executive directors).  To ensure independency of the Audit Committee’s independence, CSN holds regular election for the committee members regularly.

Assisting with management of the company is a specially convened Supervisory Committee. Members of this committee are drawn from the shareholders representatives and staff representatives (elected respectively at the General Shareholders Meeting and by CSN Staff Congress).

5.	CSR System

Since China Southern Airlines released its first CSR report in 2007, CSR has been integrated into CSN’s long term strategy. CSN established a CSR system that embraces our CSR values, strategy, annual plan, project operations and assessment and evaluation.

Based on our CSR values and strategy, we ensure all the company’s programs are in line with our CSR year plan and implemented efficiently, which improves CSN’s CSR performance.

5.1	CSR Strategy

CSN’s CSR strategy incorporates six strategic targets and five core issues. The strategic targets are to :Ensure flight safety; Improve company management; Protect the environment; Develop sustainability;Enhance social harmony; Fight for a bright future.The management of CSR has developed around five core issues that form the basis of our 2010 report: improved company management; environmental protection and sustainability, flight safety and health, employee caring, and support for communities through philanthropic activities. Each of these is covered in greater detail below, but our strategic targets are based on going beyond national legislation (if it exists) in each target area.

5.2	Annual CSR Plan

Since CSN integrated CSR strategies into the corporate twelfth five-year development plan, we have established annual CSR plans. The annual CSR plan is developed by the CSR committee, which is also responsible for CSN’s CSR management and directed by the president and managed by departmental heads. It sets targets, develops strategy, and ensures implementation of CSR policies throughout the company. CSR policies cover areas from recording and reducing energy and emissions to overseeing the “Ten Fen” Caring Foundation (CSN’s philanthropic arm).  The CSR committee also ensures targets and strategies are communicated internally through internal publications and training.

5.3	Stakeholder Communication

The aviation industry involves diverse stakeholders and in order to ensure sufficient communication with them, CSN has established a stable and open mechanism for stakeholder communication, which plays a critical part in CSR development for CSN.

China Southern Airlines Stakeholder Communication Mechanism
Stakeholders	Issues	Targets	Methods of communication	Actions taken in 2010
Investors	shareholder interests; Business performance; Strategic planning of corporate governance	Sustained and steady return on investment; Good corporate governance structure, information disclosure mechanism, and risk prevention system	Regular notices, reports; General meeting of shareholders; board of directors; and the supervisory committee	Published annual, interim and quarterly reports; 3 General Shareholders Meetings, 56 board meetings and 10 supervisory committee meetings have been convened.
Government	Improvement of local economy; Increase of employment rate; Environmental protection	Legitimate business; Increase of tax revenue; Promotion of employment; Energy-saving and emission reduction; Clean production	Special reports; Research and visits; Project Cooperation; Business meetings, Statistical reporting	Signed strategic partnership agreement with governments of Xinjiang and Hainan to achieve long-term mutual development
Customers	Flight Safety; Quality of Service; Price; Complains and responses.	Safety; satisfying services; Fair price; Serious and timely responses to customer comments or complaints	Feedback; Customer relationship management; Online Services	CSN held annual corporate client meeting on Jan 20th to improve communication with 56 corporate partners on better customer service
Employees	HR policies; Career development; Protecting employee interests; Involvement in business	Communication; staff training; Improving staff welfare; Fair and transparent HR policy	Meeting of employee representatives; Employees’ Union; The e-forum; Training
Provide open communication platforms that encourage employees to express their opinions to management. For example, an on-line communication meeting was held on April 28th, in which 7155 employees had direct communication with the top management of CSN, covering various issues realted to daily operations and management.

Supply Chain	Integrity; Company strength	Ethical management; Mutual benefit; Joint development	Business Negotiation; Contracts; Agreements; Training	Top management has close communication with suppliers and takes the initiative in exploring business opportunities for further cooperation.
Financial Institutions	Reputation; Prospects; Financial status; key indicators	Improve solvency; Reduce business risk	Negotiation of contracts; Business seminars	In 2010, CSN established strategic partnerships with Ping An Insurance, PICC Property and Casualty Company and China UnionPay to improve service quality.
Community	Harmonious community; Environmental protection; Share in the benefits of enterprise development	Establishment of communication mechanism; Increased public investment	100% Care Foundation; Charitable activities; Volunteers	As usual, CSN took a positive role in natural disaster relief in Haiti, Pakistan, Yungui, Yushu, etc, in 2010.
Competitors	Fair and orderly competition; Innovative development	Fair competition; Friendly cooperation; Healthy and harmonious industry development	Forum	Had open and friendly communication with competitors in various forums.

5.4	Risk and Opportunity

In a rapidly developing global economy, CSN faces a range of internal and external challenges. To improve our CSR management, the CSR committee has developed a thorough SWOT analysis to its CSR.

In the fast develping global ecnonomic, CSN is facing internal and external challenges while fulfilling the corperate responsibility. In order to have better CSR management, the CSR committee has a throughtout regular SWOT analysis on CSN.

表-4  SWOT Analysis on CSN
Strengths Big gains-to-scale; Leading turnover; Advanced risk management and precaution system; Outstanding performance on flight safety.
Weaknesses
Communication and intra-cooperation among different departments;
Under utilization of comparative advantages resulting from  advanced air route network;
Limited international management experience.

Opportunities Increasing market needs; Fast development in the global market by Chinese airlines; Less restrictions on international travel for Chinese citizens.
Challengs
Flight delay caused by natural disasters;
Pressure resulting from rapid  increase of market needs;
External uncontrollable limits on flight arrangements;
Increasing operational costs and  diminished ability to emissions and energy consumption
Competitiveness from the other fast-developing transportations

Based on this, CSN has identified the following areas of focus::

●	Enhance organizational restructure and improve management
●	Make better use of the comparative advantages of the advanced air route network and take every essential opportunity for business growth
●	Develop a world leading brand based on caring customers service
●	Continue with green innovation for a low carbon profit model
●	Maintain leadership on flight safety
●	Enhance employees caring and promotion
●	Strengthen stakeholder communication and promote local community development

6.	Strategic Transformation and Internationalization of the Company

“Strategic transformation and internationalization is the only way for CSN to be a world famous airline with an international network.”
--Tan Wangeng, General Manager, China Southern Airlines Company Limited

2010 was a year of significant strategic change for CSN. The most important outcome of this transformation has been a more international outlook that has led to more routes, more flights and better transfer services. The development of our Australian flights is a good example of our internationalization.

New flight hubs have been established in Guangzhou, Beijing, Urumqi and Australia. Our goal is internationalization, but also to provide greater options to customers. Developing the hubs has been an arduous task, but we believe this is the most responsible option for the long term.

It is responsible for passengers, who will have increasing options for more routes and destinations (such as to and within Australia, Africa, the Middle East and parts of Europe like Russia). It offers more transfer options, and a greater variety of arrival and departure times.

It is also – in the case of the development of the Urumqi hub – our contribution to the economic development of the western China region. The Urumqi hub has been established first and foremost to facilitate growth in this area, which lags behind the richer seaboard provinces. Developing facilities and services in Xinjiang is a demonstration of our commitment to the government policies aimed at providing better infrastructure to underpin growth and development.

It has also been a year of transformation with regard to organizational oversight. By implementing a new management matrix, the company has ensured that all units have the tools for better cooperation (such as pilots, maintenance crews, marketing, cabin crew, security, customer service and information technology). This has led to better anti-terrorism measures, safer luggage check in, and an improved means to ensure incidents involving conflict at  the airport (should they occur) are dealt with quickly and professionally.  Checking in is more efficient, and complaints and general information are managed better. Overall communication has been enhanced across all branches.

Finally, CSN has tackled an area of potential corruption by implementing systems in the process of selecting suppliers. This is no longer overseen by individual departments, but by a range of departments within the company. This prevents the formation of close relations between individuals in one department and select suppliers. We plan to improve on this system in 2011, with better communication and quality control for all our supplier relationships.

Internationalization

Internationalization is a key element for CSN’s development in the fast-growing economic. After expanding the business to the international market, CSN has been improving the management to the international standard.

After joining the SkyTeam in 2007, CSN has been taking a positive role in speeding up internationalization through communicating with other members in SkyTeam and studying the advanced management experience.

2010 is an important year for CSN’s strategy transformation. Achieving delighting performance in the China-Australia flights, CSN became the airline in China with biggest market share when it comes to China-Australia flights

7. Economic Responsibility

As the Chinese and global economies recover, so too has the aviation sector.
CSN has achieving growth through asset restructure and strategic transformation, while ensuring safety and customer service.

	Goals set for 2010	Finished or not in 2010	Goals for 2011
Economic Performance
Compared to last year, the total turnover increased 15.00% to 11.58 billion tonne-km,

Passenger transport volume increased 13.10% to 74.95  million.

Cargo and mail traffic increased 21.90%to 1.05 million tonnes

		Finished	Achieve a total turnover of 14.50 billion tonne-km, increasing 11% Achieve a passenger transport volume of 81.19 million, increasing 6% Achieve cargo and mail traffic of 1.09 million tonnes
Social Contribution	Taxed and fees paid were more than RMB 6 billion; Signed strategic cooperation agreement with Jilin Province and Chongqing Municipality, promoted local economic development	Finished	Pay taxes and other fees of more than RMB 6.10 billion
Value Improvement	Initial success of strategic transformation; strengthening brand building	Finished	Continue to strengthen strategic transformation and build brand

Last year was a very profitable year for Chinese airlines, and CSN was no exception. In 2010, the company earned RMB *** billion, and tax paid amounted to RMB6.12 billion. total assets increased to RMB111.23 billion;.

Total assets and net assets of CSN , 2006 -- 2010
	2006	2007	2008	2009	2010
Total Assets (100 million)	761.8	824.5	830.0	947.4	1112.3
Net Assets (100 million)	121.2	147.1	94.5	132.6	302.2

The company has paid more than RMB6.12 billion in tariffs and fees to the State, coupled with personal income tax paid by employees and so on. CSN contributes more than RMB 16.76 million to the State daily, which is an increase of 16.57 % compared to 2009.

During the year, the company also enhanced its management of economic risk. In November, it raised RMB10.73 billion in funds through the non-public issuance of A Shares and H Shares, as part of efforts to reduce the company's gearing ratio and to improve its capital structure. This resulted in a decrease in its asset-liability ratio and was done with formal approval from the China Securities Regulatory Commission. This has seen the company strengthen its economic situation and is a demonstration of sound governance principles, safeguarding long term investments, and ensuring the company is in the best possible shape to weather any unforeseen risks that may arise in the global economy in the short- to medium-term.

8. Environmental Responsibility

“CSN is delivering value to more customers on every flight through its green initiatives. We are more sustainable, and through our actions and by communicating our values, we hope to promote the concept of green consumption and a more environmentally friendly world.”

“ CSN is trying to deliver the value of green concepts and actions to more customers through their every flight experience with CSN, which also communicates the our ideas and initiatives on environmental protection. We hope this would help to promote the concepts and actions of green consumption and access us to a more sustainable world.”

-- Si Xianmin,
Chairman, China Southern Airlines Company Limited

Over the last five years, CSN has developed a set of policies and initiatives to protect and sustain the environment. For example, we introduced the "Green Flight" concept to manufacturing operations. We have continued to tackle climate change by reducing energy use and greenhouse gas (GHG) emissions, and are providing passengers with more environmentally friendly and cost-saving services and products. In 2010, we progressively reduced energy consumption and carbon emissions as the major climate change strategy.

Our primary environmental target for the short term is to establish a carbon offset plan for customers who want to reduce their carbon footprint.

	Goals set for 2010	Finished or not in 2010	Goals for 2011
Green Flight	Reduce carbon dioxide emissions per passenger km by 1.5% year on year, to 108.9 grams / passenger km	Finished	Achieve better performance on controlling carbon dioxide emissions of per passenger kilometre
Clean Production	Keep improving CSN clean production; Reduce noise levels.	Finished	Continue improving CSN’s work on clean production
Environmental Protection	Continue applying new technologies to improve corporate efficiency and reduce resource consumption	Finished	Keep applying new technologies to improve corporate efficiency and reduce resource consumption

8.1 Energy consumption management

CSN focussed on two main areas to reduce resource consumption in 2010: the reduction of energy sources, such as aviation kerosene, gasoline, diesel, electricity, coal, etc.; and water.  In 2010, CSN consumed 3.93 million tonnes of fuel, and 12.38 million tonnes of water.

Energy Consumption, 2010 (Pie Chart)

Type	Amount	Standard Coal Equivalent (tonnes)	Ratio（%）
Jet fuel	3933142(t)	5787162.75	97.55
Gasoline	7051.07（t）	10374.95	0.17
Diesel	7788.74（t）	11349.12	0.19
Coal	115889.41（t）	82779.81	1.4
Electric	16.44（million KWH）	20214.28	0.34
Natural gas	3.77(million cubic meters)	4518.78	0.08
LPG	756.77(t)	1297.33	0.02
Aviation oil for training	10012.48（t）	14732.36	0.25

Annual Energy Consumption, 2006 --2010

Year	Tonnes of standard coal / million in revenue	Year-on-year decline in 2006 (%)
2006	0.87	--
2007	0.85	2.3
2008	0.80	8.05
2009	0.89	-2.3
2010	0.76	12.64

8.2 Green Flight

As we expanded our fleet, it is inevitable that we also increased total energy consumption and GHG emissions compared with 2009. However, as outlined in the concept of “Green Flight”, China Southern Airlines is taking positive and innovative actions to tackle climate change by reducing energy consumption and carbon emissions over the long term. Our achievements include better fuel efficiency and less GHG emissions per passenger. In 2010, CSN continued to work hard to improve fuel efficiency and reduce CO2 emissions. The amount of carbon emissions per passenger for each kilometer was 4.26L, which is a reduction of 4.05% compared with 2009.

CEnergy-saving and Emission Reduction，2006--2010

	Unit	2010	2009	2008	2007	2006
Operation Statistics
RTK	ten thousand	1310361	1006747	919969	925025	807058
RPK	ten thousand	11132752	9300182	8318360	8172768	6958268
All Aircraft
Fuel Consumption	tonne	3933142	3313842	3010407	3004919	2723183
	liter	4978606329	4194736709	3810641772	3803694937	3447067089
Fuel Efficiency	g/RTK	300	329	327	325	337
	l liter/100RTK	37.99	41.67	41.42	41.12	42.71
	Improvement since 2006（%）	11.05	2.44	3.02	3.72
CO2 Emissions	tonne	12389262	10451858	9494824	9477515	8588919
	g/RTK	945	1036	1030	1024	1062
CO Emissions	tonne	2200	1856	1686	1683	1525
Nitric Oxide Emissions	tonne	82962	69989	63580	63464	57514
Passenger Aircraft
Fuel Consumption	tonne	3742944	3261796	2943317	2908813	2626351
	Liter	4737903797	4128855696	3725717722	3682041772	3324494937
Fuel Efficiency	g/RPK	34	35	35	36	38
	l Liter/100RPK	4.26	4.44	4.48	4.50	4.78
	Improvement since 2006（%）	10.88	7.11	6.28	5.86
CO2 Emissions	tonne	11790274	10287705	9283222	9174396	8283511
	g/RPK	107.10	110.62	111.6	112.26	119.05
CO Emissions	tonne	2093	1826	1648	1629	1471
Nitric Oxide Emissions	tonne	78951	68889	62163	61434	55469

CSN “Green Flight” initiatives are as follow:

8.2.1 Modernizing our Fleet to Reduce Emissions

CSR has a modern fleet of aircraft, and is in the process of modernizing it ever more. We are undertaking this process to ensure both the safety of our passengers and crews and to reduce our environmental impact.

In 2010, we started to decommission our older aircraft (such as MD82s and MD90s) and replace them with Next-Generation A320s and A330s. By doing so, we have reduced our carbon emissions by 310,000 tonnes per year. The engines of A320s (along with those of B737s, which we also fly) emit less noise, and thus help us to deal with noise issues at the airports where we operate. These newer, more efficient and less noisy aircraft constitute 76% of the fleet (and are increasing).

We also reduced the number of aircraft models in our fleet. In 2010, we reduced the type of aircraft we fly from 17 models to 12. This has in turn reduced our inventory of spare parts required; fewer models mean a smaller range of parts and reduced materials used.

8.2.2 Optimization of Flight Routes and Flight Procedures

During the year under review, we continued to work on developing more precise flight routes and optimizing flight procedures to reduce fuel use. This resulted in less fuel consumption, bigger cost-savings, less crowded flight routes and greater emission reductions. This also improved profit. For example, CSN reduced costs by RMB7.8 million through optimizing flight route management in Americaand Europe.

Better for the environment
Feng Liangfeng (Pilot)
New technologies help pilots to control energy use nowadays, but there’s still room for pilots to improve when it comes to fuel saving and emission reductions. CSN plays an active role in organizing training and practical exercises on energy saving operational skills for us as pilots. Besides skill, experience is also an important factor that helps to reduce the use of fuel for each flight. Various communication platforms are provided by CSN to encourage the experienced pilot with excellent performance in managing fuel consuption to share with the younger ones. I learnt a lot from this kind of internal sharing activities, which allowed me to improve my performance in daily operations. Moreover, the financial reward offered to the pilots with excellent performance on fuel-saving is also an effective form of encouragement to us.

Under a new scheme implemented in 2010, pilots are able to check whether they have reduced from consumption every day instead of every month, which provides them with better operation control. Pilots who saved fuel (as estimated by the company prior to takeoff and calculated according to weather, distance and number of passengers) received financial rewards.

Fuel efficiency and carbon dioxide emissions ,  2006--2010
Year	Fuel efficiency (L/ passenger 100 kilometers)	Carbon dioxide emissions (g / passenger km)	Year-on-year decline in 2006 (%)
2006	4.78	119.05	5.10
2007	4.50	112.26	10.51
2008	4.48	111.60	11.04
2009	4.44	110.62	11.82
2010	4.26	107.1	14.63

CSN continues to invest a large sum of resources on research and development for better flight procedures, which helps to reduce fuel consumption. A new system was introduced into the flight planning procedures and simultaneous response system, which take factors as weather, number of passengers carried, cargo weight, etc, into consideration for optimized flight operation. This includes the difference in fuel-efficiency during the whole life cycle of the plane, the actual number of passengers and weight of luggage or cargo carried, real-time weather conditions, and real-time flight altitude tracked by radar. In 2010, we further optimized and upgraded  the system to satisfy the estimated flight demand until Year 2020.

8.2.3 Reducing weight to improve performance

Reducing weight is also an effective way to improve fuel-efficiency and reduce emissions. We have also continued to decrease the weight in planes by reducing water to cater for the number of passengers per flight (rather than carrying a full tank no matter the number of passengers). Another initiative to reduce weight has been to adopt more advanced onboard entertainment equipment (and to improve the quality and variety of audiovisual content) while reducing the number of magazines. This ensures service quality and reduces weight.

8.2.4 Reducing water usage and waste

Water and waste are key issues for airlines. During 2010, CSN collected and recycled 90,000 tonnes of waste water and 9,855 tonnes of solid waste (the latter was recycled by a certified recycling company). We have outsourced the collection of waste from planes, which includes an innovative scheme to recycle aluminum from Tetra Pak containers and recycling leftover food into four categories.

8.3 Actions Taken on the Ground

CSN’s environmental commitment extended to other aspects of our business as well. We renewed water heating systems in CSN-owned hotels, upgraded air-conditioning units (which have reduced energy use by 32%), and introduced other equipment to save energy. New office buildings under construction in 2010 utilize a new type of water system that saves energy used to pump water to higher floors and reduces consumption by 23%.

8.4 Environmental Initiatives

Over and above these initiatives (expenditure is outlined in a following Table), we spent an additional RMB 239.46 million for a better environment. These included schemes such as using low emissivity (low-e) glass in our new buildings, which has reduced energy loss by as much as 45% (thus resulting in reduced use of air-conditioning, for example).

Summarizes our investment in energy saving and emission reductions in the period 2006-2010.

Project	Investment (million RMB)	Results
Upgraded GE90 jet engines	240	Each new engine saves 3.48% of fuel per hour over the engine replaced, with obvious emission reductions
Upgraded V2500 jet engines	455	Each engine reduces fuel consumption by 0.7%
Replaced MD82s aircraft	109	Reduced fuel consumption by 25%
Replaced A300 aircraft	392	Reduced fuel consumption by 3%
Replaced MD90 aircraft	605	Reduce fuel consumption by 11%
Added winglets to B737NG aircraft	105	Reduce fuel consumption by 1.5-3.3%
Upgraded the air conditioning system for storage of aircraft spare parts	21	Reduced electricity consumption by 24.35%
Upgraded the water heating system in CSN’s hotels	25
Replaced the use of APUs	25
Total investment	1,936

9.	Flight Health and Safety

Responsibility for ensuring safety is always apriority when it comes to CSR in the aviation industry.
CSN is proud of its safety record and continued to operate accident free in 2010.

	Goals set for 2010	Finished or not in 2010	Goals for 2011
Flight Safety
Put an end to transportation air accidents and major air accidents of general aviation flights
Corporate responsibility incident rate/10k hours no more than 0.25
Transport flight incident rate/10k hours no more than 0.6
General flight incident rate/10k hours no more than 1.1
General serious error rate/10k flights no more than 2.2
Finished
Zero accidents
Corporate responsibility incident rate/10k hours no more than 0.25

Transport flight incident rate/10k hours no more than 0.55
General flight incident rate/10k hours no more than 1.1
General serious error rate/10k flights no more than 2.0

Air safety
Prevent air accidents, hijacking and bombing under the premise of passenger-aircraft safety
Air safety regulations of key positions and the "Aviation Security Operations Manual" training rate to reach 100%
Background checks of key personnel posts reach 100%
Put an end to serious criminal cases and fire, and the preventable rate of key fire safety positions to reach 100%

		Finished	Prevent air accidents, hijacking and bombing Put an end to serious criminal cases and fire, and the preventable rate of key fire safety positions to reach 100%
Food Safety	Ensure that the aircraft meals meet 100% hygiene standard All flight food companies achieve HACCP and QS standards	Finished	Ensure that the aircraft meals meet 100% hygiene standard All flight food companies achieve HACCP and QS standards
Ground Safety	Prevent major aviation ground accidents and major aircraft MRO accidents Eliminate major man-made fire disasters, serious accidents on the ground	Finished	Prevent major aviation ground accidents and major aircraft MRO accidents Eliminate major man-made fire disasters, serious accidents on the ground

9.1  Performance on Health and Safety

China Southern Airlines flight hours without accident, 2006-2010
Flight hours (million)	Date Achieved
3	April 2006
4	May 2007
5	June 2008
6	July 2009
6.53	December 2009
7.71	2010

Accidents per 10,000 Hours Flown (comparison with China Aviation), 2005-2010
Year	Number of accidents per 10,000 Hours Flown
	China Southern Airlines	Average for China Aviation
2005	0.130	0.390
2006	0.064	0.342
2007	0.065	0.300
2008	0.064	0.262
2009	0.090	0.319
2010	0.008	0.380

In 2010, CSN implemented several initiatives to enhance flight safety and health and improve transparency of our operations with regard to safety. We are also reporting this year on food and water safety; two areas we have upgraded with regard to safer practices.

9.2	Innovative Safety Management System

CSN has established an innovative and new Safety Management System (SMS) to ensure flight safety. SMS was developed by CSN, and covers all aspects of safety (air and ground). It assesses all potential risk and incidents, and provides all possible solutions and actions to avoid them, and all actions to take if incidents occur. The system was piloted in 2009 at Guangzhou headquarters, and then introduced in 16 more branches during 2010 after refining and improving specific aspects. During 2010, CSN conducted extensive training for staff to familiarize them with the system, as well as staff survey to assess it. We also upgraded the system to an Electronic Safety Management System (ESMS), which means the entire system can be used through CSN’s intranet.

The SMS requires and provides daily reports, weekly analysis, monthly summaries, seasonal rankings and yearly appraisals. We are able to track quality control and oversee all data collection and analysis. In 2010, we held 52 weekly appraisal meetings, 42 case analysis meetings, and four system performance appraisal meetings to evaluate and improve the performance of the SMS system and indentify potential safety problems. This allowed us to solve any issue, and facilitated internal communication between different branches and offices.

9.3	Risk Management at International Standard

CSN has also established a rigorous system of safety auditing. We have combined CSN’s internal safety auditing experience with the IATA Operational Safety Audit (IOSA) program, an internationally recognized and accepted evaluation system designed to assess the operational management and control systems of an airline. We conducted internal flight safety audits in six branches during 2010. In this process, we identified 29 existing problems and 54 potential problems. The average score across all locations audited (and across all performance indicators in the audit) was 91.35%.

The result of this exercise was that awareness of the importance of risk management and the capacity of risk control, which is the foundation of flight safety for CSN, was raised. Internally, CSN carried out eight safety checks throughout the company in 2010, tracking 115 cases on operation quality, and conducted six investigations to deal with safety problems (all of which were solved appropriately).

2010 also saw the expansion of the Required Navigation Performance with Authorization Required (RNP AR) system. Trialed in 2009 on A330 aircraft, we expanded the system in 2010 to more airplanes and more models (including the A319-115). The RNP AR system consists of performance-based navigation (PBN) that allows an aircraft to fly a specific path between two 3-dimensionally defined points in space. In other words, the system helps pilots to navigate more accurately and thus safely.

9.4	Passenger Health and Safety

For passengers specifically, CSN enhanced food and water safety onboard, and provided updated information to passengers related to general onboard safety.

Food Safety

In the area of food safety, we started unannounced monitoring of all food suppliers every month to evaluate hygienic standards. We also organized training on food safety (with an emphasis on food contamination) for employees at all of our food suppliers. 250 employees received the training in 2010, all of whom held front-line positions with CSN’s food supplier in Guangzhou.

Food Suppliers certified by HACCP, ISO22000, QS in 2010

Number	Company	ISO	HACCP	QS
1	Xinjiang Air Food Company	Certified 22000	Certified	Certified
2	Shenyang Air Food Company	Certified 22000	Certified	Certified
3	Dalian Air Food Company	Certified 22000	Certified	Certified
4	Heilongjiang Air Food Company	Certified 22000	Certified	Certified
5	Changchun Air Food Company	Certified 22000	Certified	Certified
6	Zhengzhou Air Food Company	Certified 9000	Certified	Certified
7	Wuhan Air Food Company	Certified 22000	Certified	Certified
8	Changsha Air Food Company	Certified 22000	Certified	Certified
9	Haikou Air Food Company	Certified 9000	Certified	Certified
10	Nanlian Air Food Company	Certified 22000	Certified	Certified

All food suppliers have all relevant food certificates (HACCP and relevant ISO standards). Employees in direct contact with food are given twice-yearly body checks to ensure food safety. 1,548 people were tested in 2010.

9.4.2	Water Safety

To ensure water safety, CSN entrusts the Guangdong Entry-Exit Inspection and Quarantine Bureau to conduct water quality checks at CSN’s water supply center every month. These are conducted according to the Standards for Drinking Water Quality jointly issued by the Standardization Administration of the People's Republic of China and the Ministry of Health of the People's Republic of China. CSN conducts unannounced audits on water suppliers to prevent contamination during delivery and/or operation. CSN passed all water safety tests in 2010.

9.4.3	On-board Safety and Health

Vector control and sanitizing aircraft is also an essential part of our work to ensure employee and customer onboard health and safety.  From January to March, CSN’s Safety Monitor Department conducted on-site vector control audits in branches at Xinjiang, Dalian, Hunan, Hainan, GAMECO, Guangzhou Nanlian Food Ltd, CSN Cargo Department and CSN On-land Service Department to ensure frontline practices were up to the standard.  In June, the Academy of Military Medical Science was invited by CSN to provide training to employees on controlling vectors and sanitizing aircraft to enhance cabin sanitation.

To ensure onboard health and safety, CSN also engages with passengers. We printed 10,000 copies of Onboard Health and Safety Guideline for Passengers, which was provided to all customers through ticketing centers free of charge. Prepared by experts, the booklet provided information on topics such as cabin air quality, humiture (a combined measurement of temperature and humidity), noise, ionizing radiation, electromagnetic radiation and monitoring total bacterial counts. During 2010 we also released China Southern Airlines Pre-arranged Plans for Public Health Emergencies and Plans for Handling Medical Emergencies.

10.  Customer Services

CSN values long-term relationship with customers, and works hard to provide innovations to enhance quality. For instance, CSN was the first airline in China to introduce an electronic ticket service in 2000. It was the first to introduce services enabling customers to check-in with self-help machines, check-in online, and check-in through handheld devices. CSN is also the first airline in China to enable customers to use their ID card, passport and mobile text as a boarding pass. We were the first airline to offer “premium economy” – a class between business and economy, with dedicated and improved service in comparison with economy but at an attractive rate (more than 4 million passengers have chosen premium economy with a load factor of 82.9%).

As a result of our excellent and professional service, CSN is rated as a four-star airline by Skytrax, the world's largest airline and airport review site. We will continue to commit ourselves to providing customers with continuously improving service.

	Goals set for 2010	Finished or not in 2010	Goals for 2011
Brand Management on Service	Hold brand management activities on service improvement	Finished	Improve service with the goal of being the leading airline in China and Asia
Flight Delay	Reduce flight delays to less than 0.45%	Finished	Achieve 76% normal flights without delay; Reduce flight delays to less than0.45%
Passenger Complaints Rate	Reduce reasonable complaints to 0.0022%	Finished	Reduce reasonable complaints to 0.0022%
Transit Service	Provide “one ticket to terminal” service to all transit passengers	Finished
More than 80% of international flights that transit at hubs fly without delay;
Rate of luggage lost reduced to less than 0.2%;
90% of transit passengers benefit from the “one ticket to terminal” service

Lost Luggage Rate	Lost luggage rate should be lower than the national average	Finished	Lost luggage rate reduced to 0.004%

But our commitment to quality goes beyond this. For example, all of our pilots are provided with guidelines and training on how to properly care for disabled passengers. 268 pilots who fly routes to the USreceived tailored training on this in 2010. We have also implemented an advanced information sharing system that links crews in the air and on land for efficient operation.

Advanced information sharing: two examples of the system in action

“A passenger is in a coma and needs emergency aid when we land.”  This was the message received at 16: 30pm on 22 July by ground service from the crew of Flight CZ3406 flying from Chongqing to Guangzhou. When the plane landed four medical personnel met the plane and upon examination the passenger was transported to hospital immediately. Since the passenger was travelling alone, a CSN staff member accompanied her in the ambulance and contacted her family.  The passenger survived, and doctors later noted that without quick hospitalization she may not have lived. Mr Lin, the CSN staff member who accompanied the comatose passenger, stayed at the hospital until family arrived.

On 22 October, the crew on Flight CZ398 noticed that a foreign passenger seemed ill. After he complained of dizziness, alerted ground service crew transported him to a first aid room at the airport.  An electrocardiographic examination showed that the passenger was suffering a myocardial infarction and was send to the hospital immediately. Two ground crew staff (Mr Ji and Mr Li) accompanied the passenger to the hospital. Attending the Canton Trade Fair, the passenger was alone and knew nobody in Guangzhou. Asked to make a down payment on the surgery he needed, the passenger discovered he did not have enough local currency. The two CSN staff who accompanied him paid the money and stayed the night. Later they booked a hotel room in which he could recover.

The onboard health of passengers is a major concern. CSN designs menus that are nutritious and based on traditional Chinese food wisdom: “eating the right foods in the right seasons”. This is based on the belief that the human body will not be in good condition unless appropriate proportions of food are balanced correctly.  We have also introduced an onboard traditional Chinese exercise program based on Tai Chi and Qigong.

We also work hard to maintain customer satisfaction on the ground. Complaints from customers have been on a generally downward trend.

CSN Passenger Complaint Rate, 2005-2010
Year	2005	2006	2007	2008	2009	2010
Complaint Rate	0.029	0.027	0.017	0.023	0.013	0.006

In 2010, feedback from our hotline system has shown that 87.46% of those surveyed believe our hotline services are good to very good.

One important area of improvement concerns flight delays. In 2010, there was a dramatic increase in flights and increased flight control from military departments. This caused an unpreventable increase in the number of flight delays, which affected our passengers. In order to minimize these impacts on our operations, we have established a flight delay response system. This system delineates clear responsibilities and ensures monitoring and support systems are in place. We were also the first airline in China to implement a four-level emergency response system that helped reduce the negative impact of inevitable flight delays. Once unexpected factors that will lead to flight delays appear, the system analyzes and classifies the situation according to its potential impact and provides an optimal action plan that allows CSN to minimize negative outcomes. In 2010, not a single flight operated by CSN was deprived of its traffic rights.

Our online luggage checking service continues to promote an efficient baggage checking system for passengers. Strict measures also ensure baggage handling and security services, reinforcing accountability and effectively lowering the percentage of lost luggage. Considering the great raise in passenger number in 2010, CSN still managed to keep the lost luggage rate at a comparatively low level of0.068%.

11. Promoting our Employees

Employees are the cornerstone of CSN’s success, and we make every effort to promote their interests. One example in particular illustrates this claim. 2010 was a very good year for airlines in China, and earnings soared. As a result, CSN could have expanded its flights dramatically to profit from a significant increase in passengers. However, we chose not to for the sake of pilots and cabin crew. We put the safety of staff and passengers ahead of raw profit. CSNtakes work-life balance seriously, and provide a more balanced life for our employees in 2010.

	Goals set for 2010	Finished or not in 2010	Goals for 2011
Education and Training	Focus on middle management training, aim for 800 attendees for management training, 1,970 attendees for capacity training, 612 attendees for English training and 20,500 attendees for service training.	Finished	Make good training and education plans on management for no less than 500 managers work at top, middle and basic level management
Health Insurance	Enhance employee health and safety awareness, help employees to undertake early prevention of major diseases; promote mental health and offer appropriate treatment	Finished	Enhance employee health and safety awareness, help employee to undertake early prevention of major diseases; promote mental health and offer appropriate treatment
Interests Insurance	Continue to protect all the rights and interests of staff	Finished	Continue to protect all the rights and interests of staff
Employee care	To initiate more caring initiatives and build a more harmonious and healthy working environment	Finished	To initiate more caring initiatives and build a more harmonious and healthy working environment

Our commitment to employees and good employee relations takes the form of training, welfare (including health and safety), career development and importantly, work-life balance.

11.1	Employee Training

Training is vital for an airline to maintain safety, customer satisfaction, and staff loyalty and motivation. In 2010, we conducted 1,065 training sessions for employees (covering onboard service, language study, management training, aircraft maintenance, basic knowledge of the airline industry, and so on). 18,831 employees attended 41,890 hours of training during the year.

11.2	Occupational Health and Safety

We also work hard to provide the safest work environment possible. In 2010, we recorded 22 staff with occupational injuries (or 0.28% of the total workforce). No employee was diagnosed with an occupational disease during the reporting period. While we hope to reduce this even further in future, CSN believes that our low accident rate is the result of our formal training and coaching on occupational health and safety (to develop a culture of safety), and the provision of adequate tools to prevent injuries (such as gloves, protective goggles, ear plugs, face masks, and so on). We also provide employees with regular body checks.

One example of this approach concerns a flight attendant who was injured by a drunken passenger in 2010. The company immediately developed new guidelines to protect staff from such incidents again. Another is that we provide special garments to pregnant employees to protect them from computer radiation.

11.3	Welfare and Caring

CSN provides health insurance and additional commercial insurance (beyond social insurance stipulated by the law and other regulations) to all employees. In addition, the trade union plays an important role in staff welfare. The CSN trade union was established in 2007 and has grown from an initial 10,000 members to more than 30,000 in 2010. The cornerstone of the trade union’s welfare for employees is its “Caring for Employees on 8 Issues”. This program highlights eight key moments in an employee’s life: joining CSN, birthdays, sickness, marriage, giving birth, encountering misfortune, retiring and taking care of beloved ones when they pass away. The trade union has thus established a “Self-help Foundation”, aimed at providing financial support to employees who are diagnosed with serious illness.

11.4	Employees Career Development

Career development is an important feature of employee relations, and in 2010 we conducted an innovative experiment to enhance this aspect of our business. Unlike previous years, the company opened up internal applications for middle management positions to a much wider range of potential applicants. The response was intense, with 433 employees applying for just 21 middle management positions through open competition. In previous years, promotion to these positions has been determined by demonstrating knowledge of the job, rather the ability to do it. This time, applicants were tested on ability and external experts were invited to participate in testing content design and interviews in an effort to make the competition more professional and equal.

11.5	Work-life Balance

Work-life balance is essential for people working in the aviation industry, especially pilots and flight attendants. In 2010, a new system was established to ensure reasonable work arrangement for pilots and flight attendants to reduce pressure resulting from unpredictable flight rosters. Before the system was established, pilots and flight attendants were often not sure about their flight arrangement for the next day and thus had great difficulty in managing their personal life. To solve this problem, CSN introduced a new online roster system for all crews in 2010. Work rosters are now posted online at least five days in advance. All pilots and flight attendants can check and confirm their flight rosters at any time or place. This has allowed better control and management of the balance between work and life.

I feel much more relaxed!
Ms Ye (flight attendant)
The new work arrangement system allows me to work better and greatly improves the quality of my personal life.
Before this system was in place, all of my colleagues in the crew, including the pilots and attendants, were faced with great physical and mental pressure due to unpredictable working arrangements that meant short notice for work and frequent changes to the roster. There are many uncontrollable factors, such as sudden weather changes and unpredictable incidents, that influence the crew’s working schedule. There was no regular pattern for our days on and off. We were under great pressure 24 hours a day and seven days a week.
In this situation, it was impossible for us to take charge of our own personal life even after work. For example, we were always absent for family or friends get-togethers.
However, the new work arrangement system has changed this completely. After the new system was put into practice, we are able to pre-schedule our work and life. Normally, we will have notice of our schedule at least five days in advance. And it’s online, too; which means we check no matter where we are. This allows us to have independent control of our life and spend more time with our family and friends. The new system also greatly reduces the frequency of schedule change and eases our working pressure in an effective way.

CSN is not only concerned about an employee’s development at work, but also their life after work. As a result, the trade union has started to organize various activities to improve employees’ work-life balance. For example, different sport associations (such as climbing, tennis and basketball) have been established to promote a physically healthier life-style. Employee clubs have also been established to encourage communication among colleagues. Showcases are also provided for employees to demonstrate their recreational talent.

12.  Supporting Our Communities

Our relationship with the community determines our success in achieving sustainability. We engage local communities wherever we fly and encourage our employees to actively participate in the community by contributing to the local economy and society.

	Goals set for 2010	Finished or not in 2010	Goals for 2011
100% Caring Project	Continue to operate the Foundation as a platform to donate to poor students, as well as victims of major disasters	Finished	Continue to operate the Foundation as a platform to donate to poor students, as well as victims of major disasters
Volunteering activities	Encourage and support volunteers to participate in charitable activities in and out of the company	Finished	Encourage and support volunteers to participate in charitable activities in and out of the company
China Southern Airline Globally	Positively commit to major charter flight tasks, emergency rescue missions, and the promotion of development	Finished	Positively commit to major charter flights tasks, emergency rescue missions, and the promotion of development

12.1     Asian Games and Asian Para Games

Since we are headquartered in Guangzhou, CSN’s major support for the community in 2010 was focused on the Asian Games and the 2010 Asian Para Games (both held in our home town). This commitment was significant, and consisted of numerous events and activities, the major ones of which are listed below. CSN:

•	Organized anti-terrorist drills
•	Made flight arrangement for 14,043 people related to the Asian Games, such as athletes, coaches, staff, officials, and so on
•	Were entrusted with the Asian Games torch delivery
•	Delivered 4,327 tonnes of cargo
•	Provided translation services in various languages
•	Set up Asian Games information booths in the airport
•	Provided guides for guests
•	Provided 1,387 employee volunteers who contributed 16,900 hours of voluntary service
•	Handed out 70,609 promotional brochures.

12.2     Community Development

CSN’s “Ten Fen” Caring Foundation continued to play an important role of our community development programme in 2010. Major donations for social harmony during the year included:

•	In September, the “10 Fen” Caring Foundation donated RMB 703,700 to a Taiwan minority area, buying a vehicle to assist with transportation
•	In October, CSN donated RMB10 million to the areas affected by a flood in Hainan Province. (RMB8.2 million from the “Ten Fen” Caring Foundation)
•
CSN raised funds and donated products with a total value of RMB 460,000 to the areas suffering from drought in southwest China. RMB 210,000 was used to help Rongwo County in Guizhou Province build and repair roads. The remaining RMB 250,000 was used to establish Hope Libraries in 12 Hope School in Guilin, Guangxi Province.

•	CSN raised RMB 484,515 from employees for people in need, especially those who suffered from natural disasters.

The “10 Fen” Caring Foundation also provided scholarship to the value of RMB 2,720,000 for students to attend 13 universities and a middle school during 2010.

Donation by the “Ten Fen” Caring Foundation (2006-2010)

Year	2006	2007	2008	2009	2010
Amount（in 10,000RMB）	120	200	387	1072	1368

Much Appreciation!
Ding qingxiang(Student, received scholarship from the “Ten Fen” Caring Foundation in 2010)
I came from a poor peasant family. Though my parents did not have access to high education when they were young, they understand the importance of knowledge in this modern society and always support my study.
However, on the day that I received the letter of admission from university, my parents felt joy and pain at the same time. They were proud of me for my excellent performance in the college entrance examination, but they worried about the tuition. The yearly income of my entire family is just RMB6000 yuan, which means we were barely able to feed ourselves and little money was left over to pay tuition. Desperation grasped my family.
However, CSN’s “Ten Fen” Caring Foundation took us out of desperation and gave me hope in life. After knowing my situation, CSN decide to provide me with funds to cover the four-year tuition for my university study so that I can pursue further education in university without worrying how to pay the tuition for next year. Besides the financial support, employees from CSN also gave me a lot of encouragement in my daily life, which helps me build up confidence and fit into new life at college rapidly.
Without CSN’s scholarship, I would probably lose the chance of going to college and repeat my parents’ history of being a poor peasant who fails to pay college tuition for my child. Thanks to CSN, my entire life will be totally different. With gratitude to CSN, I will work hard at my study so that I can contribute to society in a better way.

12.3     Employee Volunteering

CSN organized more than 50 voluntary activities in 2010, which included caring for the elderly and disabled, providing education for children, environmental protection, education on transportation safety, and so on. Our Southern Youth Volunteers Association plays an active role in organizing volunteering activities. Some specific examples include:

•
In March, CSN organized new employees in Guangzhou to plant trees in Yishan County. This is the 13th year CSN has participated in this activity. On 12March, our Hubei Branch organized volunteers to plant trees in the Jiufengshan Park in Wuhan.

•
In April, CSN volunteers visited Saxinzai Country, in Yunnan, which was suffering from drought. They delivered water and a donation of RMB 10,000. Volunteers also visited impoverished families to provide rice, oil and money.

•	In June, many branches across the nation organized volunteers to work at local schools for disabled and orphaned children to celebrate Children’s Day.
•	In October, many branches organized volunteers to visit the homes of local elderly people to celebrate the Chung Yeung Festival.

I love my country! I love to be a volunteer!
Gan quan(Volunteer for disaster relief)
There have so many natural disasters in China recently, and I really feel sad as a citizen of this lovely country. This year, when I saw serious droughts happened in Yunnan/Guizhou province, I felt that I needed to do something! Our company is very responsive to such disasters, no matter in China or in other countries. I joined CSN’s volunteers’ team, which was organized in a very short time. I feel great honor to be a member of this volunteer team full of passion, caring and love..

12.4     Natural Disaster Relief

2010 was again a year , in which China was rocked by various natural disasters such as droughts, earthquakes and typhoons. As a responsible corporate citizen, we contribute to major disaster relief. Our major actions include the following.

-
This year, Yunnan had the worst drought in 100 years. On 28-29 March, CSN arranged flights to deliver 10,000 bottles of water (roughly 16 tonnes) donated by the public to students in primary schools in Kunming, the capital city.

-
The 7.1-Yushu (Qinghai) Earthquake struck on 14 April 2010. It was one of the most serious earthquakes in China in the resent years. After the disaster, CSN arranged 30 charter flights to transport 1,177 soldiers and 128 tonnes of aid (including life detectors, food, medicine, and so on). To help victims, CSN donated RMB 6 million for reconstruction of the community.

-	In August, a landslide in Zhouqu, Gansu killed 1,117 people. CSN delivered 26 tonnes of aid directly from Guangzhou.

As an international airline, CSN’s disaster relief efforts not only focus on China; we have extended our caring globally, and utilise our expertise to provide assistance for disaster relief in other countries.  For example,

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On 12 January, an estimated 316,000 people were killed (with another 300,000 injured and one million made homeless) after an earthquake hit Haiti.  CSN arranged a chartered humanitarian flight and delivered aid weighing around 90 tonnes and worth RMB13 million yuan, including 1,000 tents, water, food, emergency lights, medicine, clothing and water purification equipment.

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In late July 2010, Pakistan experienced some of the worst flooding it has seen in over 80 years. CSN arranged charter flights to send a rescue team of 66 members, and also help with the repatriation of 192 Chinese citizens.

13. The future

CSN is expanding. As its distinctive red kapok flower on a blue tail fin becomes increasingly recognized globally, we understand that our responsibilities will be more global than limited to China. Like many large Chinese companies starting to operate more in global markets, we know we have much to learn. Our CSR has so far been mostly confined to China, but over the next 2-5 years we will be increasing our scope to match growing routes and overseas business. This is an exciting development for the company, and we will treat it as we have done so for all other expansions; with integrity, honesty and accountability. Our commitment to responsibility is going global, and future reports will start to reflect that.

14. Third-party Assurance

INDEPENDENT ASSURANCE STATEMENT

---China Southern Airlines Co., Ltd. Corporate Social Responsibility Report 2010

Introduction and Objectives of Work

Bureau Veritas (BV) has been commissioned by China Southern Airlines Co., Ltd. (“China Southern Airlines”) to conduct an independent assurance to “China Southern Airlines Co., Ltd. Corporate Social Responsibility Report 2010“(“the Report”). This Assurance Statement applied to the related data, information and management information system included within the scope of work described below. Data and information of the Report was provided by China Southern Airlines, BV was not involved in the drafting of the Report. Our sole responsibility was to provide independent assurance statement of the Report.

Scope of work

To review the objectivity that data information and management information systems and their collection, analysis, summary and other related processes for the Report period from January 1st, 2010 to December 31st, 2010;

The assessment team visited China Southern Airlines head-office in Guangzhou and communicated with other related departments and affiliate, and did not visit other site office and external stakeholders.

The following data and information was excluded from the scope of work:

•	Data, information and activities outside the Report period;

•	Stance, viewpoints, belief, goals, commitment and future intention of China Southern Airlines;

•	Much of the financial data which is taken from China Southern Airlines Annual Reporting and accounts which have been audited by an external auditor.

Methodology

BV undertook the following activities as integral part of the independent assurance:

•	To obtain external public data and information about China Southern Airlines

•	To arrange on-site interviews with staff and selected stakeholders;

•	To review documentation and evidence provided by China Southern Airlines;

•	To audit performance data and their records by sampling;

•	To assess data and information collection and related management systems.

Our work was conducted in accordance with the standard procedures and guidelines for “External Assurance of Sustainability Reports of BV” based on the best practice of independent assurance. For this assignment, we have used the verification rules and instructions of AA1000, GRI G3 and ISAE3000. This work was planned and carried out to provide reasonable, rather than absolute assurance, also evaluated Completeness, Objectivity, Materiality, Adaptability and Responsiveness of the Report.

Our Findings

Based on the methodology and the above-mentioned activities, we conclude that:

•	The data and information of the Report are objective, reliable and free from systematic or material mistakes;

•	BV has identified areas of improvements for China Southern Airlines to be listed in details in the Key areas of Improvement” as below.

Completeness

Referring to GRI (G3) framework and combining with the characteristics of the air transport industry, the Report disclosed strategic decision-making, management system, specific actions and performance data of China Southern Airlines in sustainable development. Data and information in the Report covered all operating entities within scope of the Report and included environmental, social and Economic Performance indicators. BUREAUVERITAS Page 2 of 2

Objectivity

China Southern Airlines utilized a sophisticated data and information collection system, facilitates relevant procedures to collect, analyse, check and compile data and information for the Report.

Materiality

Referring to GRI (G3), China Southern Airlines has identified most of the key indicators which are consistent with industry characteristics and management-related, also disclosed issues of concern to key stakeholders based management information system, e.g. green flight, flight health and safety, customer services and other relevant data and information.

Appropriateness

For “Flight health and safety” and “Customer services” sessions, the Report demonstrates the characteristics of Air transport industry, Language style and design layout of the Report represents corporate culture and core values of China Southern Airlines.

Responsiveness

China Southern Airlines is responsive in the objective manner to some key issues to stakeholders in the Report. Moreover, the Report maps out future development strategies and how to face with challenges from the corporate sustainability standpoint.

Key areas of improvement

This is to set forth our recommendations in key areas of improvement for China Southern Airlines regarding management and drafting of the Report:

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To improve completeness of the Report, we recommend China Southern Airlines to disclose Air transport-related data and information, e.g. Water consumption and wastewater volume of airport de-icing and cleaning, number of customers hurt by aviation equipment (Per million hours worked), medical response services, and quality of response to various inquiries from customers.

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To improve precision of the data and information, we recommend China Southern Airlines to reinforce the data and information collection system and adopts internal audit to increase the correctness of the data and information.

•	To improve responsiveness of the Report, we recommend China Southern Airlines to reinforce the response for key issues of stakeholders, and disclose details and preventive measures.

Statement of independence, impartiality and competence

Bureau Veritas is an independent professional services company that specialises in Quality, Health, Safety, Society and Corporate Responsibility with almost 180 years of history to provide independent assurance services. None of the assurance team members has any conflict of interest. We have conducted this verification in an independent and fair approach.

Jishun Xing Regional Chief Executive Greater China Industry & Facilities Division Bureau Veritas 10 Mar. 2011	Molly Wang Leader Auditor Industry & Facilities Division Certification Bureau Veritas 10 Mar. 2011

15.	GRI Index